

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Steven E. Trager
President and Chief Executive Officer
Republic Bancorp, Inc.
601 West Market Street
Louisville, Kentucky 40202

      Re: **Republic Bancorp, Inc.**
                Form 10-K
                Filed March 14, 2013
                Supplemental Materials Filed September 23, 2013
                File No. 000-24649

Dear Trager:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Kathryn McHale

                Kathryn McHale
                Senior Counsel